Exhibit 99.160

Torque Esports media brands The Race and WTF1

take the lead as world motorsport returns

●	The Race and WTF1 YouTube channels surpass 526 million impressions in 2020
●	800,000 subscribers consume the equivalent of 406 years of motorsport video content in 2020
●	Torque Esports motorsport media brands lead the way in both engagement and quantity
●	Esports racing focus drives fan engagement

LONDON, UK (Tuesday, July 14, 2020) – As major international motorsport championships, including Formula 1, begin to return, Torque Esports’ (TSX-V: GAME) (OTCQB: MLLLF) motorsport online platforms The Race and WTF1 are dominating the race for fan reach and engagement.

Torque Esports (which intends to complete its name change to Engine Media tomorrow), oversee the two channels that feature motorsport content across websites, YouTube, Twitter, Instagram, and Facebook, cater to two diverging audiences who love Formula 1 and motorsport.

Launched in February this year, The Race features the world’s top motorsport journalists providing detailed insights into the sport to “super-serve the super fan.” The recently-acquired WTF1 platform takes a fun and whimsical look at the world of Formula 1 with a heavy focus on reaching young fans via social media. More than 60 percent of WTF1 fans are under the age of 35.

The two brands’ combined 800,000 YouTube subscribers have recorded more than 526 million impressions in 2020 and watched a total of more than 3.57 million hours of content – that is the equivalent of 407 years of motorsport action.

More than 178,000 subscribers have been added to The Race and WTF1 YouTube channels in 2020 – enjoying both real-world motorsports content and a heavy focus on the fast-emerging genre of esports racing.

While fans continue to flock to The-Race.com and WTF1.com, the two brands’ impact across social media continues to impress.

The Race has become a force at @wearetherace on Twitter – not only serving up the most content of any motorsport news channel with more than 7,400 tweets across 2020, but having a market-leading engagement rate of 6.1 percent. Its closest rival - WTF1 - comes in at 4.8 percent.

During Formula 1 race weekends, the WTF1 audience really slots into high gear – the @WTFofficial channels of Twitter and Instagram enjoying staggering market-leading engagement rates north of 50 percent.

“We’re incredibly proud of the work that our teams at The Race and WTF1 have done in 2020 and also incredibly excited about what the future holds as the sport begins to emerge from its COVID-19 enforced hiatus,” Torque Esports President and CEO, Darren Cox said.

“Our two media brands may both focus on Formula 1 and motorsport, but their audiences are completely different. Being able to cater to such a wide spectrum of fans gives us unparalleled reach and the ability to offer advertising partners access to highly-engaged consumers.

“Our demographic numbers for under 35s for WTF1 are massively unique for the world of motorsport. Between that focus for WTF1 and The Race elevating esports racing as a key motorsport genre – we’re working hard on bringing new fans into the sport.”

While the on-track action has now returned, the focus of The Race on esports as one of its key audience pillars has also paid huge dividends for Torque Esports in 2020.

“The Race was just over a month old when the motorsport world began to shut down in March this year,” The Race’s Head of Motorsport, Andrew van de Burgt said.

“Not only has our exceptional team of journalists been able to provide great insights into what are the next steps for the sport, our inclusion of esports and virtual racing as a key part of our brand has paid off handsomely.

“Esports racing allows the fans to virtually compete in the same cars and on the same tracks as their heroes, and this genre of the sport has gone through an incredible growth phase in 2020.

“Not only did we report on the news, we also created it with the launch of The Race All-Star Series powered by ROKiT Phones and the Legends Trophy.

“We had some of the biggest names of the sport competing in our events, including World Champions Fernando Alonso, Emerson Fittipaldi, Mario Andretti, Jenson Button, and Sebastian Vettel. Fans would read about it on The-Race.com, watch all the action on our YouTube Channel and keep up to date with the latest on our social media platforms.”

The series generated 26 million impressions for The Race on YouTube and was shown to millions worldwide on TV on ESPN, Eurosport and more. 71 international networks showcased the series with a weekly highlight program reaching a potential audience of 610 million homes.

While fans are embracing a return to real-world motorsport, Torque Esports continues to gain great benefit from its esports racing endeavors. Last weekend Torque and its racing simulator brand Allinsports tasted victory in the iRacing Spa 24 Hour esports event with an all-star team of sim racers and real-world stars, including Alonso, Ferrari Formula 1 legend Rubens Barrichello and Indy 500 winner Tony Kanaan.

Young drivers looking to follow in the footsteps of the likes Alonso, Barrichello and Kanaan also were given their chance to shine. Torque Esports and its gaming tournament and broadcast platform UMG last weekend completed the eight-round Skip Barber eRace Series in conjunction with one of the world’s most prestigious racing schools - the Skip Barber Racing School.

The success of The Race and WTF1 is just part of the impressive growth in 2020 for Torque Esports Corp. (TSX-V: GAME) (OTCQB: MLLLF). Torque confirmed in May that it had completed its acquisition of Frankly Inc. (TSX-V: TLK) (OTCQX: FRNKF) (“Frankly”), and WinView, Inc. (“WinView”) – to create Engine Media – a new brand at the forefront of esports, gaming, news streaming and sports gaming across multiple media platforms.

To date, the combined companies have clients comprised of more than 1,200 television, print, and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek, and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution, and platform.

Engine Media/Torque Esports:

Paul Ryan, paul.ryan@torqueesport.com 678-644-0404

Darren Cox, darren.cox@torqueesport.com

About Engine Media Holdings, Inc.

Engine Media is focused on accelerating new, live, immersive esports and interactive gaming experiences for consumers through its partnerships with traditional and emerging media companies. The company was formed through the combination of Torque Esports Corp., Frankly Inc., and WinView, Inc. and trades publicly under the ticker symbol (TSX-V: GAME) (OTCQB: MLLLF). Engine Media will generate revenue through a combination of: direct-to-consumer and subscription fees; streaming technology and data SaaS-based offerings; programmatic advertising and sponsorships; as well as intellectual property licensing fees. To date, the combined companies have clients comprised of more than 1,200 television, print and radio brands including CNN, ESPN, Discovery / Eurosport, Fox, Vice, Newsweek and Cumulus; dozens of gaming and technology companies including EA, Activision, Blizzard, Take2Interactive, Microsoft, Google, Twitch and Ubisoft; and have connectivity into hundreds of millions of homes around the world through their content, distribution and technology.

About Torque Esports

Torque Esports whose brands and businesses include UMG, Stream Hatchet, Eden Games, IDEAS + CARS, The-Race.com, WTF1 and Allinsports visit: www.torqueesport.com

About Frankly Media

Frankly and its wholly-owned subsidiary Frankly Media, LLC, provides a complete suite of solutions for streaming, VOD and advertising visit: www.franklymedia.com

About WinView

WinView is a Silicon Valley-based company, pioneering second-screen interactive TV which is pioneering mobile gaming and interactive second screen viewing through its ownership and licensing of intellectual property foundational patents visit: www.winview.tv

Cautionary Statement on Forward-Looking Information

This news release contains “forward-looking information” and “forward-looking statements” (together, “forward-looking statements”) within the meaning of applicable Canadian and United States securities laws. Often, but not always, forward-looking information can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “estimates”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or state that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Forward-looking information contained in this news release include, but are not limited to, statements relating to the Torque’s filing of a listing application with NASDAQ and its plans to file a Form 40-F with the United States Securities and Exchange Commission and any regulatory or other approvals required in connection therewith, Torque’s expectations for growth in its operations and business and Torque’s plans for submission of resolutions for shareholder approval. In respect of the forward-looking information contained herein, Torque has provided such statements and information in reliance on certain assumptions that management believed to be reasonable at the time, including assumptions as to obtaining required regulatory approvals. Forward-looking information involves known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements stated herein to be materially different from any future results, performance or achievements expressed or implied by the forward-looking information. Actual results could differ materially from those currently anticipated due to a number of factors and risks. Accordingly, readers should not place undue reliance on forward-looking information contained in this news release.

The forward-looking information contained in this news release are made as of the date of this release and, accordingly, are subject to change after such date. Torque does not assume any obligation to update or revise any forward-looking information, whether written or oral, that may be made from time to time by us or on our behalf, except as required by applicable law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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